Exhibit (a)(2)
[KELLWOOD STATIONARY]
January 27, 2008
Dear Kellwood Associates:
I wanted to let you know about some important news related to our Company and the ongoing situation with Sun Capital, a private investment firm.
This evening, our Board of Directors announced that it has decided to let Kellwood’s shareholders make their own decision regarding Sun Capital’s $21.00 per share tender offer to acquire our Company. This was not an easy decision for the Board, and it was carefully deliberated.
I want to make sure that you understand why the Board made this decision — and why now. Kellwood is a strong company with excellent prospects. However, in light of the uncertain economic conditions affecting the economy in general, and the retail sector in specific, the Board has decided that the Company’s direct owners — our shareholders — should be given the opportunity to make their own decision whether to sell their shares to Sun Capital at this price.
You will remember that our Board had previously rejected Sun Capital’s overture on two occasions. Let me explain why this is different. First, Sun Capital is offering our shareholders a bona fide cash tender offer for $21.00 per share with no due diligence or financing conditions. This offer is firm, whereas Sun Capital’s prior proposals were far less certain. Second, Sun Capital has indicated that it intends to launch a potentially costly proxy campaign against the Company to elect its own nominees to our Board of Directors. This would be a disruptive and distracting process, and it would be in our best interests to avoid it.
We recognize that you may have many questions about what this means for our Company and the future. I encourage you to read the press release we issued this evening. As we have more information to share, we will do so — and I commit to you that we will share as much as we can as soon as we can. As we move through this process, however, it will remain “business as usual” at Kellwood and all of us need to focus on our daily tasks and responsibilities.
Because of the timing of our announcement tonight, you may have already seen media stories about the Board’s decision. As you’ve heard me say many times before, it is important for all of us to speak with one voice at this time, so please forward any calls to Donna Weaver at (212) 329-8072.
Thank you again for your continued commitment and dedication to this great company. Your efforts have led the way and helped to build an outstanding company. I could not be more proud of the great work you are doing.
Sincerely,
Bob Skinner
Chairman, President and Chief Executive Officer